UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 14, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The TJX Companies, Inc.

File No. 001-04908 - CF#26638

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The TJX Companies, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 28, 2010.

Based on representations by The TJX Companies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through May 5, 2016
Exhibit 10.3	through January 29, 2016
Exhibit 10.4	through January 29, 2016
Exhibit 10.9	through January 29, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel